

Subject Line: Dividends from Around the Globe

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Sit Mutual Funds

I hope you had as great a time at the 2024 FPA DFW Conference last week as I did!

Sit Investment Associates offers 14 no-load mutual funds, collective investment trusts and separately managed accounts. If you're looking for dividends with an international twist, check out the Sit Global Dividend Growth Fund's January 31, 2024 Morningstar percentile rankings (below) or the most recent fact sheet.

Sit Global Dividend Growth Fund (GDGIX) Morningstar Percentile Rankings
Morningstar Category: Global Large-Stock Blend

	1 Year	3 Years	5 Years	10 Years
Percentile Rank in Class	6th	20th	8th	38th
# of Funds in Class	357	339	300	203

I hope to see you at future FPA DFW events!

Conner Murnighan
Director – Investment Advisory
fcm@sitinvest.com
(312) 550-5809
P.S. Don't be fooled by my Chicago area code…I moved to Dallas in 2022!

FUND OBJECTIVE AND STRATEGY
Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

DISCLOSURE
The Morningstar information contained herein is proprietary to Morningstar and/or its content providers; may not be copied or distributed; and is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. The Sit Mutual Funds and their Investment Adviser are not affiliated with Morningstar.

Morningstar's percentile rankings reflect the fund's total return compared to other funds within its Morningstar category. The highest (or most favorable) percentile rank is 1 and the lowest (or least favorable) percentile rank is 100. The top-performing fund in a category will always receive a rank of 1. Percentile ranks within categories are most useful in those categories that have a large number of funds. Morningstar does not adjust total return for sales charges or for redemption fees. Total returns do account for management, administrative, and 12b-1 fees and other costs automatically deducted from fund assets.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com